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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )

UNIT CORPORATION

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

909218109 (CUSIP Number)

June 10, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 909218109	13G	Page 2 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) George Kaiser Family Foundation

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 5,393,452 shares 6. Shared Voting Power 2,222,948 shares 7. Sole Dispositive Power 7,616,400 shares 8. Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,616,400 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 17.5%

12.	Type of Reporting Person CO—Not for Profit

CUSIP No. 909218109	13G	Page 3 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kaiser Francis Charitable Income Trust B

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 5,393,452 shares 6. Shared Voting Power 2,222,948 shares 7. Sole Dispositive Power 7,616,400 shares 8. Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,616,400 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 17.5%

12.	Type of Reporting Person OO—Trust

CUSIP No. 909218109	13G	Page 4 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) George B. Kaiser

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 5,393,452 shares 6. Shared Voting Power 2,222,948 shares 7. Sole Dispositive Power 7,616,400 shares 8. Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,616,400 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 17.5%

12.	Type of Reporting Person IN

CUSIP No. 909218109	13G	Page 5 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Cactus Drilling Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 5,393,452 shares 6. Shared Voting Power 2,222,948 shares 7. Sole Dispositive Power 7,616,400 shares 8. Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,616,400 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 17.5%

12.	Type of Reporting Person OO—Limited Liability Company

CUSIP No. 909218109	13G	Page 6 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Gas Stock Purchase Fund 4

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 5,393,452 shares 6. Shared Voting Power 2,222,948 shares 7. Sole Dispositive Power 7,616,400 shares 8. Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,616,400 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 17.5%

12.	Type of Reporting Person OO—Joint Venture

CUSIP No. 909218109	13G	Page 7 of 11 Pages

Item 1(a)	Name of Issuer: UNIT CORPORATION (“Unit”)

1(b)	Address of Issuer’s Principal Executive Offices:

1000 Kensington Center 7130 South Lewis Tulsa, Oklahoma 74136

Item 2(a)

Name of Person Filing

This Schedule 13G with respect to the Common Stock of Unit Corporation is filed by George Kaiser Family Foundation (“GKFF”), Kaiser Francis Charitable Income Trust B (“CITB”), Mr. George B. Kaiser, Cactus Drilling Company L.L.C. (“Cactus”), and Gas Stock Purchase Fund 4 (“GSPF4”). Mr. Kaiser is co-trustee for GKFF and CITB with voting and investment discretion over securities held by GKFF and CITB and by virtue of such position may be deemed to have beneficial ownership of the Common Stock of Unit held by GKFF and CITB. Mr. Kaiser is also the sole member of Cactus with voting and investment discretion over securities held by Cactus and by virtue of this ownership may be deemed to have beneficial ownership of the Common Stock of Unit held by Cactus. Mr. Kaiser has sole voting and investment discretion over securities held by GSPF4, a joint venture, and by virtue of such discretion may be deemed to have beneficial ownership of the Common Stock of Unit held by GSPF4.

2(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of GKFF is 124 East Fourth Street, Suite 100, Tulsa, Oklahoma 74103. The address of the principal business offices for CITB, Mr. Kaiser, Cactus and GSPF4 is 6733 South Yale, Tulsa, Oklahoma 74136.

2(c)	Citizenship: GKFF, CITB, Cactus and GSPF4 were organized, associated or formed under the laws of the State of Oklahoma. Mr. Kaiser is a citizen of the United States of America.

2(d)	Title of Class of Securities:

Common Stock, par value $0.10 per share

2(e)	CUSIP Number: 909218109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4

Ownership:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 43,525,310 shares of Common Stock issued and outstanding as of June 30, 2003, as reported in Unit’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

A. GKFF GKFF may be deemed to share beneficial ownership over its holdings with CITB, Mr. Kaiser, Cactus and GSPF4. GKFF’s holdings are as follows:

(a) Amount beneficially owned:

7,616,400 shares

(b) Percent of Class:

17.5%

(c) Number of Shares as to which Such Person has:

(i) sole power to vote or to direct the vote: 5,393,452 shares

(ii) shared power to vote or to direct the vote: 2,222,948 shares

(iii) sole power to dispose or to direct the disposition of: 7,616,400 shares

(iv) shared power to dispose or to direct the disposition of: -0- shares

CUSIP No. 909218109	13G	Page 8 of 11 Pages

B. CITB CITB may be deemed to share beneficial ownership over its holdings with GKFF, Mr. Kaiser, Cactus and GSPF4. CITB’s holdings are as follows:

(a)	Amount Beneficially Owned:

7,616,400 shares

(b)	Percent of Class:

17.5%

(c)	Number of Shares as to which Such Person has:

	(i)	sole power to vote or to direct the vote: 5,393,452 shares

	(ii)	shared power to vote or to direct the vote: 2,222,948 shares

	(iii)	sole power to dispose or to direct the disposition of: 7,616,400 shares

	(iv)	shared power to dispose or to direct the disposition of: -0- shares

C. Mr. Kaiser Mr. Kaiser may be deemed to share beneficial ownership over its holdings with CITB, GKFF, Cactus and GSPF4. Mr. Kaiser’s holdings are as follows:

(a)	Amount Beneficially Owned:

7,616,400 shares

(b)	Percent of Class:

17.5%

(c)	Number of Shares as to which Such Person has:

	(i)	sole power to vote or to direct the vote: 5,393,452 shares

	(ii)	shared power to vote or to direct the vote: 2,222,948 shares

	(iii)	sole power to dispose or to direct the disposition of: 7,616,400 shares

	(iv)	shared power to dispose or to direct the disposition of: -0- shares

D. Cactus GKFF may be deemed to share beneficial ownership over its holdings with CITB, Mr. Kaiser, GKFF and GSPF4. Cactus’s holdings are as follows:

(a)	Amount Beneficially Owned:

7,616,400 shares

(b)	Percent of Class:

17.5%

(c)	Number of Shares as to which Such Person has:

	(i)	sole power to vote or to direct the vote: 5,393,452 shares

	(ii)	shared power to vote or to direct the vote: 2,222,948 shares

	(iii)	sole power to dispose or to direct the disposition of: 7,616,400 shares

	(iv)	shared power to dispose or to direct the disposition of: -0- shares

E. GSPS4 GPS4 may be deemed to share beneficial ownership over its holdings with CITB, Mr. Kaiser, Cactus and GKFF. GSPF4’s holdings are as follows:

(a)	Amount Beneficially Owned:

7,616,400 shares

(b)	Percent of Class:

17.5%

(c)	Number of Shares as to which Such Person has:

	(i)	sole power to vote or to direct the vote: 5,393,452 shares

	(ii)	shared power to vote or to direct the vote: 2,222,948 shares

	(iii)	sole power to dispose or to direct the disposition of: 7,616,400 shares

	(iv)	shared power to dispose or to direct the disposition of: -0- shares

CUSIP No. 909218109	13G	Page 9 of 11 Pages

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2003	George Kaiser Family Foundation

	BY:	/s/ Frederic Dorwart, Co-Trustee
Frederic Dorwart, Co-Trustee

Kaiser Francis Charitable Income Trust B

	BY:	/s/ Frederic Dorwart, Co-Trustee
Frederic Dorwart, Co-Trustee

/s/ George B. Kaiser
George B. Kaiser

Cactus Drilling Company, L.L.C. By: its Sole Member

	BY:	/s/ George B. Kaiser
George B. Kaiser

Gas Stock Purchase Fund 4 By: its Agent

	BY:	/s/ George B. Kaiser
George B. Kaiser

CUSIP No. 909218109	13G	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement dated October 1, 2003 by and between George Kaiser Family Foundation, Kaiser Francis Charitable Income Trust B, George B. Kaiser, Cactus Drilling Company, L.L.C. and Gas Stock Purchase Fund 4.